Exhibit 99.6

Press Release dated September 24, 2003

Sprint Canada’s Youth Tent Offers Tweens
Fun Activities and Readings

Taking a closer look at the Tween market, Sprint Canada and Word on the Street collaborate to reach kids aged 7 to 12

September 24, 2003 — Toronto, ON — At this year’s The Word On The Street in Toronto, tweens aged 7 to 12 have a brand new tent to visit. In response to customer demand, the organizers of the annual literary festival and Sprint Canada have teamed up to create the Sprint Canada Youth Tent which offers tweens a choice of activities targeted specifically to them.

“We know that many older kids come to the festival with their parents and younger siblings, but some of our visitor surveys indicated that these kids weren’t finding enough programming suited to their reading level,” explains Trish McGrath, executive director of The Word On The Street. “Younger children love to visit KidStreet, with lively readings and performances on the Canadian Children’s Authors Stage and the TVOKids Stage, but we wanted to offer something more to keep older kids hooked on reading.”

“The sponsorship with Sprint Canada was serendipitous,” McGrath says. “We started talking to book publicists and realized there was a lot of entertaining and educational programming we could do for this age group. And then Sprint Canada came along with its own idea for a youth tent, and the match was made.” “At Sprint Canada, we have a long-standing history of supporting events that provide opportunities for people to connect with each other and their communities,” said David Bowden, president, Sprint Canada, Consumer Services and SOHO Division. “Fostering and sustaining a love of reading and learning is critical in the tween years and the Word on the Street program provides a terrific venue to introduce these kids to the most popular authors of the day.”

Sprint Canada Youth Tent Schedule of Events:

The Sprint Canada Youth Tent will feature a number of readings with well-known writers including Gordon Korman, reading at 2:15 p.m., who has written more than forty books. He will read from his new book, Jake, Reinvented, sign autographs and also give a short talk about how he started writing creatively when he was the same age as the tent’s expected audience. (Korman wrote his first novel, the Canadian classic This Can’t Be Happening at Macdonald Hall, as a school creative writing project when he was a mere twelve years old. It was published when he was fourteen.)

The equally popular Eric Walters will read from Run, the first book for young readers about Terry Fox and the Marathon of Hope at 3:00pm. The story is a blending of fact and fiction, fully endorsed by The Terry Fox Foundation.

Michael McGowan’s Newton and the Giant is a hilarious, hold-onto-your-hat adventure story. Newton, a ten-year-old science geek, learns his own strength to face down his bullying older brothers in this funny and imaginative debut novel from the creator of Henry’s World, a stop-motion animated children’s show on the Family Channel. Michael will be reading at 1:15 p.m.

Rounding out the programming schedule are readings by Carolyn Beck (The Waiting Dog), Burt Konzak (Samurai Spirit), and Kathy Kacer (The Night Spies); a series of fun and interactive presentations including ten young scribes from the inaugural Canadian Children’s Book Camp, and John Mighton (The Myth of Ability) leading an interactive JUMP (Junior Undiscovered Math Prodigies) math demonstration; a special appearance by Ms. Frizzle from Scholastic’s The Magic School Bus™ — Live!; and face painting and improv with local artist Ryan DiMarco.

The Word On The Street is a free annual book and magazine festival taking place on Sunday, September 28, 2003, from 11 a.m. to 6 p.m., on Queen Street West (between University and Spadina Avenues). Organizers are expecting 170,000 book lovers to attend the fourteenth annual event, which features seventy-five authors, poets, and storytellers; 250+ book and magazine publishers, booksellers, and cultural exhibitors; plus musical performances and kids’ activities. A list of participating authors and readings times/locations is available at www.thewordonthestreet.ca (click the Toronto tab); or pick up the Saturday, September 27th edition of the Toronto Star.

Sprint Canada is one of Canada’s leading national telecommunication companies, offering home phone, long distance, wireless, data and Internet services. With headquarters in Toronto, Sprint Canada offers services across the country. The company recently launched a new telephone service bundle, which incorporates home phone and wireless phone all on one bill, starting at $44.95. This new service was introduced for busy Canadians as a tool to keep them connected no matter where they are. For more information, visit www.sprint.ca/red

On Sunday, September 28th, please visit the Sprint Canada Youth Tent and have some fun with actor/improvisation teacher Ryan DiMarco and the Sprint face painter. Let’s get the spoken Word on the Street!

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact:
Karen O’Leary
Corporate Communications
(416) 718-6445
karen.oleary@sprint-canada.com